Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

URL: www.aa.com/arriving	Banner copy: The new American is arriving

Welcome Tab

Enhancing your travel options

We plan to create a premier global carrier to bring you an expanded worldwide network, modern and efficient planes and the most comfortable and connected travel experience in the industry.

American and US Airways plan to combine two complementary networks, creating easier access to the best destinations throughout the U.S. and around the globe – offering you increased choices, improved efficiency and better options to travel the world with our oneworld® alliance.

More access to the best domestic and international destinations

We will bring you a modern and exceptional travel experience through a strengthened global route network by:

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Offering the most service across the East Coast and Central regions of the U.S., and an enhanced network on the West Coast. As a business or leisure traveler, you will also enjoy our East Coast shuttle.

•	Fortifying American’s industry-leading position in Latin America and the Caribbean and offering expanded service for smaller markets around the world.

•	Maintaining all hubs* currently served by both airlines, bringing you more travel options through more than 6,700 daily flights to 336 destinations in 56 countries.

*	Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York, Philadelphia, Washington, D.C., Phoenix and Charlotte.

Video headline: Two airlines coming together to create something greater

Customer Benefits Tab

Putting you at the center

Our goal is to better serve you around the world – from the check-in process to your in-flight experience, and all the way up to your arrival. As a combined airline, we will be excited to bring you an expanded global network powered by a greater ability to invest in renewing and refreshing our fleet, to bring you modern technologies, to improve your time at the airport, and to offer products and services that will bring you a more connected, comfortable and modern travel experience.

At this time, we will operate as two separate carriers flying the same schedules that we do today. As the new American arrives, we expect to offer even better schedule options in our existing hubs, provide more choices than any other airline across the East Coast and Central U.S. regions including an East Coast shuttle, expand our network on the West Coast, and enhance our existing loyalty program benefits with more opportunities to earn and redeem miles across the combined network. We expect the combination of the two airlines to be complete in the third quarter of 2013.

Our regional carriers

Both airlines anticipate that the regional carriers they own – American’s American Eagle and US Airways’ Piedmont and PSA – will continue to operate as distinct entities, providing seamless connection service to the new American Airlines. And although they will operate separately, all regional carriers for the new American are expected to eventually fly under the American Eagle name and livery.

Modern travel experience

As we move forward as the new American, we will continue to bring you the benefits you have come to expect from us, including:

New planes	•	More than 600 new aircraft, most of which will be equipped with advanced in-seat inflight entertainment systems offering thousands of hours of programming

Added comfort and convenience	•	American’s Main Cabin Extra seating with 4-6 inches of additional legroom in Main Cabin

	•	Fully lie-flat, all-aisle access premium seating on American’s new Boeing 777-300ER aircraft and Airbus 321 Transcontinental planes slated for later this year

	•	Similar to US Airways’ international Envoy service, American plans to retrofit existing 777-200 and 767-300 planes to include fully lie-flat Business Class seating to bring you a consistent experience as you fly on the combined carrier

Connectivity	•	More Wi-Fi-enabled flights across the combined airline’s domestic fleet

	•	International Wi-Fi access on American’s new 777-300ER and 777-200 planes

Lounges	•	Access to 37 worldwide Admirals Club® locations, where you will enjoy personalized service, comfort and exceptional amenities, and more than 500 airport lounges throughout the world through our partnerships with other airlines

	•	Access to 19 US Airways clubs around the globe

Continued benefits and rewards	•	Continue to enjoy all benefits and rewards you experience today, including booking travel, and tracking and managing flights and frequent flyer activity through AA.com or USAirways.com

	•	At this time there will be no changes to frequent flyer programs (link to Frequent Flyer section) of either airline

Visit our fact sheet (link to side by side fact sheet) for a side by side comparison of both airlines.

Loyalty Programs Tab:

Frequent flyer benefits

Enjoy a more rewarding travel experience with American Airlines AAdvantage® and US Airways Dividend Miles.

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program. Your AAdvantage miles are secure and existing miles will continue to be honored. Likewise, your elite qualifying miles and your elite status, including lifetime status granted under the Million MilerSM are secure and remain intact. In addition, you will continue to earn miles through existing AAdvantage participating companies, including the Citi® / AAdvantage credit cards and will be able to redeem those miles for the same great awards – flights, upgrades, car rentals and hotels, just to name a few.

You will continue to have options for travel and benefits both domestically and internationally through our continued membership in the oneworld® alliance. As they do today, our oneworld alliance partners will offer you access to a range of destinations, airline choices, and mileage earning and redemption opportunities.

You can continue to book, track and manage flights and your AAdvantage account on AA.com.

Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options — including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships – and much more.

Cities Served Tab:

1.	Two airlines coming together to create something greater

2.	American Airlines continues to modernize with one of the largest fleet orders in the industry flying to key destinations around the world.

a.	More than 3,500 daily flights around the globe

b.	More than 260 communities served worldwide

c.	More than 50 countries and territories served globally

3.	US Airways offers service to top destinations and provides added convenience with an East Coast shuttle

a.	More than 3,000 flights around the globe

b.	Approximately 200 communities served worldwide

c.	28 countries and territories served globally

4.	Taking the best of ourselves to create something better

a.	Premier loyalty programs

b.	Largest plane order

c.	Customers served in large and small communities

5.	Access to destinations around the world through our global partners and oneworld® alliance

a.	9,000 daily flights around the globe

b.	842 destinations worldwide

c.	156 countries and territories served globally

6.	Allow us to introduce ourselves for the very first time: The new American Airlines is arriving

a.	6,700 flights around the globe

b.	336 locations worldwide

c.	56 countries globally

d.	World’s largest airline

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.